UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

Teekay Tankers Ltd.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

Y8565N102

(CUSIP Number)

Joseph R. Huber Huber Capital Management, LLC 2321 Rosecrans Avenue, Suite 3245 El Segundo, California 90245 310-207-8400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 14, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

(continued on following pages)

(Page 1 of 13 Pages)

_______

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Huber Capital Management, LLC 20-8441410
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,569,984
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,383,234
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,383,234
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.1%
14	TYPE OF REPORTING PERSON (See Instructions) IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Joseph R. Huber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,711,310
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,524,560
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,524,560
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) is being filed to amend the Statement on Schedule 13D filed on June 19, 2017 regarding the shares of Class A common stock (the “Class A Shares”) of Teekay Tankers Ltd., a corporation organized under the laws of the Republic of the Marshall Islands (the “Issuer”), with principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton HM 08, Bermuda.

Item 2.	Identity and Background.

a.	This statement is filed by:

(i)	Huber Capital Management, LLC, a Delaware limited liability company (“HCM”) with respect to the direct voting and dispositive power over the Class A Shares held by HCM’s clients, as a result of causing HCM’s clients to acquire such Class A Shares pursuant to HCM’s discretionary authority to manage the assets of such clients. Joseph R. Huber is an indirect owner and Chief Executive Officer of HCM.

(ii)	Joseph R. Huber with respect to the direct and indirect voting and dispositive power over Class A Shares, in part as a result of his capacity as managing member and Chief Executive Officer of HCM.

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons.”

b.	The Reporting Persons’ business address is 2321 Rosecrans Ave., Suite 3245, El Segundo, CA 90245.

c.	The principal occupation of Mr. Huber is his employment as the Chief Executive Officer and Chief Investment Officer of HCM.

d.	During the last five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the last five years, the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making the Reporting Persons subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Mr. Huber is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

HCM caused HCM’s clients to acquire the Class A Shares held in such client’s accounts using client funds. Mr. Huber acquired his Class A Shares with personal funds.

Item 4.	Purpose of Transaction.

The Class A Shares were acquired for investment purposes. The Reporting Persons may cause further acquisitions of additional Class A Shares or sales of Class A Shares through (i) purchases or sales from time to time in the open market at prices prevailing in the market at the time of such purchases or sales, (ii) privately negotiated transactions at prices which may or may not be related to prices prevailing in the open market at the time of such purchases or sales, or (iii) a combination of open market and privately negotiated transactions.

Such acquisition or sale of additional Class A Shares on behalf of the Reporting Persons clients will be, in all cases, subject to the availability of shares at prices deemed by such Reporting Persons to be reasonable and consistent with prudent investment criteria and to general economic circumstances. As prices and economic factors are not expected to be static, there can be no assurances that the Reporting Persons will cause the purchase or sale of any additional Class A Shares or that the Reporting Persons will be causing the purchase or sale of additional Class A Shares at any given time, nor can there be any prediction regarding the number of Class A Shares over which the Reporting Persons will have voting or dispositive power at any given time or from time to time. The Reporting Persons reserve the right to cause the sale or other disposition of any or all of these Class A Shares at any time or from time to time.

The Reporting Persons may also engage in any hedging or similar transactions with respect to the Class A Shares.

On September 14, 2017, the Reporting Persons entered into a voting and support agreement with the Issuer (the “Agreement”), whereby the Reporting Persons will vote in favor of increasing the authorized number of the Issuer’s Class A common shares at the upcoming shareholder vote, to permit the issuance of Class A common shares as consideration to complete the Issuer’s proposed merger with Tanker Investments Ltd.

Subject to the provisions of the foregoing Agreement, which is filed as an exhibit hereto, the Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to the investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of item 4 of Schedule 13D. Subject to the Agreement, the Reporting Persons may also at any time reconsider and change their plans or proposals relating to the foregoing matters.

Paragraphs (a) through (j) include plans or proposals which the Reporting Persons may have which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

On behalf of its clients, HCM holds 14,383,234 shares of the Issuer’s Class A Shares, equivalent to 10.1% of shares outstanding based on 142.2 million Class A Shares issued and outstanding as reported in the Issuer’s Form 6-K for the quarterly period ended June 30, 2017 filed on September 12, 2017.

A.	HCM

a.	HCM beneficially owns, on behalf of its clients, 14,383,234 shares of the Issuer’s Class A Shares, which represents 10.1% of the outstanding Class A Shares of the Issuer, based on 142.2 million Class A Shares issued and outstanding as reported in the Issuer’s Form 6-K for the quarterly period ended June 30, 2017 filed on September 12, 2017.

b.	HCM has sole power to dispose, on behalf of its clients, of 14,383,234 Class A Shares. HCM also has sole power to vote, on behalf of its clients, 8,569,984 Class A Shares. The power to vote the remaining shares rests with the HCM client or clients for whom such shares were acquired.

c.	HCM has not made any purchases or sales of Class A Shares during the prior 60 days ending on the date of this filing.

d.	Please see (a) above.

e.	Not applicable.

B.	Mr. Huber

a.	Mr. Huber may be deemed to beneficially own 14,524,560 Class A Shares, individually, and on behalf of the clients of HCM, which represents 10.2% of the outstanding Class A Shares of the Issuer, based on 142.2 million Class A Shares issued and outstanding as reported in the Issuer’s Form 6-K for the quarterly period ended June 30, 2017 filed on September 12, 2017. This beneficial ownership arises out of (i) Mr. Huber’s role as Chief Executive Officer of HCM, (ii) the ownership of 100% of the membership interests of HCM by Huber Capital Holdings, LLC, a Delaware limited liability company (“HCH”), for which Mr. Huber serves as managing member; (iii) the ownership of a controlling interest in the membership interests of HCH by JRH Enterprises, Inc., a Delaware corporation, in which Mr. Huber owns a controlling interest; and (iv) through his direct and indirect power over other Class A Shares.

b.	Mr. Huber may be deemed to have sole power to dispose of, individually, and on behalf of HCM’s clients, 14,524,560 Class A Shares. Mr. Huber may also be deemed to have sole power to vote, individually, and on behalf of HCM’s clients, 8,711,310 Class A Shares. The power to vote the remaining shares rests with the HCM client or clients for whom such shares were acquired.

c.	Mr. Huber has not made any purchases or sales of Class A Shares during the prior 60 days ending on the date of this filing.
d.	Please see (a) above.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons are parties to the Agreement described in Item 4 hereof and attached as Exhibit B to this Amendment No. 1.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated as of June 19, 2017 by and among the Reporting Persons, and incorporated by reference herein to Exhibit A filed with the Schedule 13D filed by the Reporting Persons on June 20, 2017.

Exhibit B	Agreement by and among Teekay Tankers Ltd., Huber Capital Management, LLC, and Joseph R. Huber, dated September 14, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2017

HUBER CAPITAL MANAGEMENT, LLC

By:	HUBER CAPITAL HOLDINGS
LLC, its sole member

By:	/s/ Joseph R. Huber
Joseph R. Huber
Chief Executive Officer

/s/ Joseph R. Huber
Joseph R. Huber

EXHIBIT B

VOTING AND Support AGREEMENT

This Voting and Support Agreement (this “Agreement”) is made and entered into as of September 14, 2017, by and among Huber Capital Management, LLC, a Delaware limited liability company (“HCM”), Joseph R. Huber (“Mr. Huber” and together with HCM, “Huber”), and Teekay Tankers Ltd., a corporation incorporated in the Republic of the Marshall Islands (“TNK”).

RECITALS

WHEREAS, as of the date hereof, Huber is either (i) the beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act, with alternative grammatical forms such as “beneficially owning” having the same meaning) or (ii) the legal owner of record, and in each case has voting power over, such number of shares of Class A common stock, par value $0.01 per share, of TNK (the “TNK Common Stock”) and shares of common stock, par value $0.001 per share, of Tanker Investments Ltd., a corporation incorporated in the Republic of the Marshall Islands (“TIL”), as is indicated on Schedule A attached hereto.

WHEREAS, on May 31, 2017, TNK, Royal 2017 Ltd., a corporation incorporated in the Republic of the Marshall Islands and a direct wholly owned subsidiary of TNK (“Merger Sub”), and TIL, entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) that, among other things, provides for the merger of Merger Sub with and into TIL, with TIL being the surviving entity in such merger (the “Merger”).

WHEREAS, as an inducement for TNK to take certain actions set forth on Schedule B, Huber agrees to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.                  Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms shall have the meanings assigned to them in this Section 1.

“Covered Shares” shall mean the Covered TIL Shares and the Covered TNK Shares.

“Covered TIL Shares” shall mean all shares of TIL Common Stock over which Huber has sole voting authority as of the date hereof, and any additional shares of TIL Common Stock of which Huber may acquire beneficial or record ownership with sole voting authority after the date hereof and through the Expiration Time.

“Covered TNK Shares” shall mean all shares of TNK Common Stock over which Huber has sole voting authority as of the date hereof, and any additional shares of TNK Common Stock of which Huber may acquire beneficial or record ownership with sole voting authority after the date hereof and through the Expiration Time.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expiration Time” shall mean the earliest to occur of: (a) the date that the TNK Shareholder Approvals and the TIL Shareholder Approvals have been obtained; (b) the Effective Time; (c) such date and time as the Merger Agreement shall be validly terminated pursuant to Article X thereof; (d) such date of any material modification, waiver, or amendment of the Merger Agreement that materially and adversely affects the consideration payable to shareholders of TIL pursuant to the Merger Agreement; or (e) the mutual written agreement to terminate this Agreement by the parties hereto.

“Transfer” shall mean (a) any direct or indirect offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), either voluntary or involuntary, or entry into any option or other Contract, arrangement or understanding with respect to any offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), of any Covered Shares or any interest in any Covered Shares (in each case other than this Agreement), (b) the deposit of such Covered Shares into a voting trust, the entry into a voting agreement or arrangement (other than this Agreement) with respect to such Covered Shares or the grant of any proxy or power of attorney (other than this Agreement) with respect to such Covered Shares, (c) entry into any hedge, swap or other transaction or Contract that is designed to (or is reasonably expected to lead to or result in) a transfer of the economic consequences of ownership of any Covered Shares, whether any such transaction is to be settled by delivery of Covered Shares, in cash or otherwise (d) any direct or indirect sharing of voting power with respect to any shares of TNK Common Stock or TIL Common Stock that otherwise would constitute Covered TNK Shares or Covered TIL Shares, respectively, or (e) any Contract or commitment (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a), (b), (c) or (d) above.

2.                  Agreement Not to Transfer the Covered Shares.

2.1              No Transfer of Covered Shares. Until the earlier of the Expiration Time or February 28, 2018, Huber agrees not to Transfer or cause or permit the Transfer of any Covered Shares provided, however, that Huber may Transfer or cause or permit the Transfer of any Covered Shares in connection with (a) the cessation or pending cessation of any investment advisory relationship pursuant to which Huber holds such Covered Shares for the benefit of an investment advisory client and which cessation was not initiated, directly or indirectly, by Huber; or (b) Transfers (i) reasonably necessitated by a bona fide request by a client (which request was not initiated, directly or indirectly, by Huber) for whom Huber holds Covered Shares (such as a redemption, withdrawal, or reallocation request) or (ii) otherwise reasonably required by applicable law, guidelines or restrictions of such clients. Huber may also Transfer or cause to permit the Transfer of any Covered Shares to any Affiliate of Huber who has agreed in writing (the form and substance of which is reasonably acceptable to TNK) to be bound the terms of this Agreement. Any Transfer or attempted Transfer of any Covered Shares not related to the above exceptions would be in violation of this Section 2.1 unless pursuant to prior written consent of TNK (such consent to be granted or withheld in the sole discretion of TNK, as applicable).

2.2              Update of Beneficial Ownership Information. Until the Expiration Time, promptly following the written request of TNK, or upon Huber’s acquisition of beneficial or record ownership and voting authority of additional shares of TNK Common Stock or TIL Common Stock after the date hereof, Huber shall send to TNK a written notice setting forth the number of Covered Shares beneficially owned by Huber where Huber has sole voting authority and indicating the capacity in which such Covered Shares are owned.

3.                  Agreement to Vote the Covered Shares.

3.1              Until the Expiration Time, (x) at every meeting of TNK’s shareholders at which any of the following matters are to be voted on (whether annual or special and at every adjournment or postponement thereof), and on any action or approval of TNK’s shareholders by written consent with respect to any of the following matters, Huber shall vote (including via proxy) the Covered TNK Shares, and (y) Huber shall (1) use commercially reasonable efforts to encourage the record holders and other beneficial owners of all shares of TNK Common Stock owned of record or beneficially by Huber but which do not constitute Covered TNK Shares to vote (including via proxy), and (2) recommend that such holders and owners vote such other TNK Common Stock at any such meeting of TNK’s shareholders and on any action or approval of TNK’s shareholders by written consent with respect to any of the following matters:

(a)               in favor of the Charter Amendment pursuant to the provisions of this agreement;

(b)               against (A) any TNK Acquisition Proposal, or any other proposal made in opposition to, in competition with, or inconsistent with the Merger Agreement, the Merger or the transactions contemplated by the Merger Agreement and (B) any other action, agreement or proposal that is expressly intended or that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the consummation of the Merger and the other transactions contemplated by the Merger Agreement;

(c)               in favor of any proposal to adjourn or postpone a TNK shareholder meeting to a later date if there are not sufficient votes for the approval of the Charter Amendment; and

(d)               in favor of the approval of any actions required in, or facilitating the, furtherance of the foregoing clauses (a), (b) or (c) above.

3.2              Until the Expiration Time, at every meeting of TNK’s shareholders (whether annual or special and at every adjournment or postponement thereof), Huber shall be represented in person or by proxy at such meeting in order for the Covered TNK Shares to be counted as present for purposes of establishing a quorum.

3.3              Huber shall execute and deliver (or cause the holders of record to execute and deliver), within a reasonable timeframe of receipt, any proxy card or voting instructions form it receives that is sent to the TNK shareholders by or on behalf of TNK soliciting proxies with respect to any matter described in Section 3.1, which shall be voted in the manner described in Section 3.1. Huber shall promptly confirm to TNK (and provided reasonable evidence of) such execution and delivery of such proxy card or voting instructions.

3.4              Until the Expiration Time, (x) at every meeting of TIL’s shareholders at which any of the following matters are to be voted on (whether annual or special and at every adjournment or postponement thereof), and on any action or approval of TIL’s shareholders by written consent with respect to any of the following matters, Huber shall vote (including via proxy) the Covered TIL Shares, and (y) Huber shall (1) use commercially reasonable efforts to encourage the record holders and other beneficial owners of all shares of TIL Common Stock owned of record or beneficially by Huber but which do not constitute Covered TIL Shares to vote (including via proxy) and (2) recommend that such holders and owners vote such other TIL Common Stock at any such meeting of TIL’s shareholder and on any action or approval of TIL’s shareholders by written consent with respect to any of the following matters:

(a)               in favor of the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger;

(b)               against (i) any TIL Acquisition Proposal, or any other proposal made in opposition to, in competition with, or inconsistent with the Merger Agreement, the Merger or the transactions contemplated by the Merger Agreement and (ii) any other action, agreement or proposal that is expressly intended or that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the consummation of the Merger and the other transactions contemplated by the Merger Agreement;

(c)               in favor of any proposal to adjourn or postpone a TIL shareholder meeting to a later date if there are not sufficient votes for the approval of the Merger Agreement; and

(d)               in favor of the approval of any actions required in, or facilitating the, furtherance of the foregoing clauses (a), (b) or (c) above.

3.5              Until the Expiration Time, at every meeting of TIL’s shareholders (whether annual or special and at every adjournment or postponement thereof), Huber shall be represented in person or by proxy at such meeting in order for the Covered TIL Shares to be counted as present for purposes of establishing a quorum.

3.6              Huber shall execute and deliver, within a reasonable timeframe, any proxy card or voting instructions form it receives that is sent to the TIL shareholders by or on behalf of TIL soliciting proxies with respect to any matter described in Section 3.4, which shall be voted in the manner described in Section 3.4. Huber shall promptly confirm to TNK (and provided reasonable evidence of) such execution and delivery of such proxy card or voting instructions.

4.                  Agreement to Take Certain Action. TNK agrees to take the actions set forth on Schedule B. For avoidance of doubt, any failure (a) by TNK to complete the actions set forth in Schedule B or (b) by Huber of its obligations under this Agreement will be regarded as a material breach of this Agreement, and all parties agree that such failure shall, as applicable, relieve Huber of any of Huber’s obligations hereunder or TNK of any of its obligations hereunder. The parties further agree that the occurrence of the Expiration Time shall have no effect on TNK’s obligation to take the actions set forth in Schedule B (except as set forth therein). Notwithstanding the foregoing, TNK will have no obligation to take or maintain any of the actions set forth on Schedule B if Huber’s obligations under this Agreement are terminated due to a material modification, waiver, or amendment of the Merger Agreement that materially and adversely affects the consideration payable to shareholders of TIL pursuant to the Merger Agreement.

5.                  No Legal Action. Huber shall not, and shall direct its Representatives not to, bring, commence, institute, maintain, voluntarily aid or prosecute any claim, appeal, or proceeding that (a) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (b) alleges that the execution and delivery of this Agreement by Huber (or its performance hereunder) breaches any fiduciary duty of the TNK Board (or any member thereof) or the TIL Board (or any member thereof).

6.                  Notice of Certain Events. Huber shall notify TNK in writing promptly of (a) any fact, event or circumstance that would constitute a breach of the representations and warranties of Huber under this Agreement or (b) the receipt by Huber of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with this Agreement.

7.                  Non-Disparagement. From the date hereof through the earlier of the Expiration Time (where “Expiration Time” is modified to exclude clause (a) from the definition thereof) or February 28, 2018, Huber shall not make, and shall cause its respective affiliates and its and their respective principals, directors, shareholders, members, general partners, officers and employees not to make, any public statements or announcements that disparage or criticize (or that might reasonably be construed to be derogatory or critical of, or negative toward) TNK, TIL, their respective businesses or any current or former directors, officers or employees of TNK or TIL; provided, however, that this provision shall not restrict the ability of any person to (i) comply with any subpoena or other legal process or respond to a request for information from any governmental authority with jurisdiction over the party from whom information is sought or (ii) make private statements to directors of the TNK Board or the TIL Board or employees of TNK or TIL in a manner in which public dissemination of such statements would not be reasonably anticipated.

8.                  Representations and Warranties of Huber. Each of HCM and Mr. Huber hereby represents and warrants that:

8.1              Due Authority. Each of HCM and Mr. Huber has the full power and capacity to make, enter into and carry out the terms of this Agreement. HCM is duly organized, validly existing and in good standing in accordance with the laws of its jurisdiction of formation. The execution and delivery of this Agreement, the performance of Huber’s obligations hereunder and the consummation of the transactions contemplated hereby have been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by each of HCM and Mr. Huber and constitutes a valid and binding obligation of each of HCM and Mr. Huber enforceable against it (or him) in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally.

8.2              Ownership of the Covered Shares. (a) Each of HCM and Mr. Huber is the beneficial or record owner of, and has sole voting power over, the Covered Shares set forth under Schedule A hereto. Each of HCM and Mr. Huber has full power of disposition, full power to issue instructions with respect to the matters set forth herein, and full power to agree to all of the matters set forth in this Agreement, in each case with respect to the Covered Shares set forth under such shareholder’s name in Schedule A hereto. Each of HCM and Mr. Huber has not entered into, and is not subject to, any agreement regarding the Transfer of any Covered Shares. As of the date hereof, Huber does not own, beneficially or of record, any shares of TNK Common Stock or other voting shares TNK (or any securities convertible, exercisable or exchangeable for, or rights to purchase or acquire, any shares of TNK Common Stock or other voting shares of TNK) other than the shares of TNK Common Stock set forth on Schedule A. As of the date hereof, Huber does not own, beneficially or of record, any shares of TIL Common Stock or other voting shares of TIL (or any securities convertible, exercisable or exchangeable for, or rights to purchase or acquire, any shares of TIL Common Stock or other voting shares of TIL) other than the shares of TIL Common Stock set forth on Schedule A.

8.3              No Conflict; Consents.

(a)               The execution and delivery of this Agreement by Huber does not, and the performance by Huber of its obligations under this Agreement and the compliance by Huber with any provisions hereof does not and will not: (a) conflict with or violate any Laws applicable to Huber, or (b) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Covered Shares beneficially owned by Huber pursuant to, any Contract or obligation to which Huber is a party or is subject.

(b)               No consent, approval, order or authorization of, or registration, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental Authority or any other Person, is required by or with respect to Huber in connection with the execution and delivery of this Agreement or its consummation of the transactions contemplated hereby.

8.4              Absence of Litigation. There are no legal actions, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature pending against, or, to the knowledge of Huber, threatened against or affecting Huber that could reasonably be expected to materially impair or materially adversely affect the ability of Huber to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

9.                  Representations and Warranties of TNK. TNK hereby represents and warrants that:

9.1              Due Authority. TNK has the full power and capacity to make, enter into and carry out the terms of this Agreement. TNK is duly organized, validly existing and in good standing in accordance with the laws of its jurisdiction of formation. The execution and delivery of this Agreement, the performance of TNK’s obligations hereunder, and the consummation of the transactions contemplated hereby has been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by TNK and constitutes a valid and binding obligation of TNK enforceable against it in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally.

9.2              No Conflict; Consents.

(a)               The execution and delivery of this Agreement by TNK does not, and the performance by TNK of its obligations under this Agreement and the compliance by TNK with the provisions hereof do not and will not: (a) conflict with or violate any Laws applicable to TNK, or (b) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, pursuant to any Contract or obligation to which TNK is a party or by which TNK is subject.

(b)               No consent, approval, order or authorization of, or registration, declaration or, except as required by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental Authority or any other Person, is required by or with respect to TNK in connection with the execution and delivery of this Agreement or the consummation by TNK of the transactions contemplated hereby.

10.              Miscellaneous.

10.1          No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in TNK any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to Huber, and TNK shall not have any authority to direct Huber in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

10.2          Certain Adjustments. In the event of a stock split, stock dividend or distribution, or any change in the TNK Common Stock or TIL Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “TNK Common Stock,” “TIL Common Stock,” “TNK Covered Shares,” “TIL Covered Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

10.3          Amendments and Modifications. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto. No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

10.4          Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense except as provided for in Schedule B attached.

10.5          Notices. All notices, requests and other communications to any party hereto hereunder shall be in writing (including digital transmission) and shall be given to the addresses listed below or to such other address or email address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to the local close of business of the recipient on a Business Day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

(i)	if to Huber, to:

Huber Capital Management, LLC
Attn: Gary Thomas
2321 Rosecrans Ave., Suite 3245
El Segundo, CA 90245
Email: GaryT@hubercap.com

(ii)	if to TNK, to:

Teekay Tankers Ltd.
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08
Bermuda
Attention: Edith Robinson
Email: Edie.Robinson@teekay.com

with a copy to (which shall not be considered notice):

Vinson & Elkins L.L.P.
666 Fifth Avenue
26th Floor
New York, NY 10103-0040
Attention: Michael J. Swidler / Simon N. Rootsey
Email: mswidler@velaw.com / srootsey@velaw.com

10.6          Jurisdiction; Waiver of Jury.

(a)               EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF THE DELAWARE COURT OF CHANCERY OR, IF THE DELAWARE COURT OF CHANCERY LACKS JURISDICTION, IN ANY FEDERAL OR OTHER STATE COURT LOCATED IN THE STATE OF DELAWARE AND ANY APPELLATE COURT THEREFROM LOCATED IN THE STATE OF DELAWARE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT. FOR THE AVOIDANCE OF DOUBT, IT IS INTENDED BY THE PARTIES THAT 6 DEL. C. SECTION 2708 SHALL APPLY TO THIS AGREEMENT.

(b)               EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (1) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (2) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (3) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (4) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.6(b).

10.7          Documentation and Information. Until the Expiration Time, Huber consents to and authorizes the publication and disclosure by TNK of Huber’s identity and holding of the Covered Shares, and the terms of this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement), in any press release, the Joint Proxy Statement/Prospectus and any other disclosure document required in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and the Charter Amendment. Until the Expiration Time, TNK shall provide legal counsel to Huber with a reasonable opportunity to review and comment on drafts of such disclosure documents with respect to references to Huber contained therein prior to the filing or public disclosure of such disclosure documents.

10.8          Specific Performance. Each of the parties hereto agrees that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that monetary damages may not be adequate compensation for any loss incurred in connection therewith, and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Delaware Court of Chancery or in any federal or state court located in the State of Delaware, in addition to any other remedy to which they are entitled at law or in equity. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity.

10.9          Entire Agreement. This Agreement contains the entire agreement between TNK and Huber with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement. For the avoidance of doubt, nothing in this Agreement shall be deemed to amend, alter or modify, in any respect, any of the provisions of the Merger Agreement.

10.10      Reliance. Huber understands and acknowledges that TNK is taking the actions contemplated by Section 4 of this Agreement in reliance upon Huber’s execution and delivery of this Agreement.

10.11      Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof will arise favoring or disfavoring any party hereto by virtue of the authorship of any of the provisions of this Agreement.

10.12      Interpretation. For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; (ii) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; (iii) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) when a reference is made in this Agreement to a Section without reference to a document, such reference is to a Section to this Agreement; (v) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; (vi) the word “include”, “includes” or “including” when used in this Agreement will be deemed to include the words “without limitation”, unless otherwise specified; (vii) a reference to any party to this Agreement or any other agreement or document will include such party’s predecessors, successors and permitted assigns; (viii) a reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder; (ix) all accounting terms used and not defined herein have the respective meanings given to them under GAAP; (x) any references in this Agreement to “dollars” or “$” shall be to U.S. dollars; and (xi) the word “Subsidiary” when used in this Agreement will be deemed to include a direct or indirect Subsidiary of a Person.

10.13      Assignment. The provisions of this Agreement shall be binding upon and shall insure to the benefit of the parties hereto and their respective successors and permitted assigns. No party may assign, delegate or otherwise transfer (whether by operation of Law or otherwise) any of its rights or obligations under this Agreement without the prior written consent of each other party hereto. Any such purported assignment, delegation or other transfer made without such prior written consent will be null and void.

10.14      Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

10.15      Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

10.16      Governing Law. This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of Delaware without giving effect to any choice of Law or conflict of Laws provision or rule that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered on the date and year first above written.

HUBER CAPITAL MANAGEMENT LLC

By: /s/ Joseph R. Huber

Name: Joseph R. Huber

Title: Chief Executive Officer

JOSEPH R. HUBER

By: /s/ Joseph R. Huber

TEEKAY TANKERS LTD.

By: /s/ Kevin Mackay

Name: Kevin Mackay

Title: President, Chief Executive Officer

SCHEDULE A

Huber Covered Shares

Covered TNK Shares	Huber has sole voting authority of 8,711,310 shares of TNK Class A Common Stock
Covered TIL Shares	None Held

Additional TNK Shares

TNK Common Stock	5,813,250 shares of TNK Class A Common Stock owned of record or beneficially by Huber but which do not constitute Covered TNK Shares.

SCHEDULE B

Certain Actions by TNK

1.	For a period of five years commencing on the effective date of the Merger, TNK will not enter into any related party transactions with Teekay Corporation or any of its subsidiaries (other than TNK and TNK’s subsidiaries) relating to the purchase or sale of vessels.

2.	Before the corresponding proposal is submitted to a vote of TNK shareholders, TNK will revise the Charter Amendment to provide for an amendment to TNK’s Amended and Restated Articles of Incorporation to increase the number of authorized shares of Teekay Tankers Class A Common Stock from 200,000,000 to no more than 285,000,000, with a corresponding increase in the number of authorized shares of capital stock from 400,000,000 to no more than 485,000,000.

3.	TNK will adopt a share repurchase program covering $45 million (based on market prices at the time of repurchase) in shares of TNK’s Class A Common Stock. Any purchases under such repurchase plan shall be subject to the discretion of the TNK Board and management and applicable limitations under applicable corporate law and any contractual limitations and obligations.

4.	TNK will reimburse Huber for certain reasonable and documented legal fees relating to this agreement and its requests under its Schedule 13D filed with the SEC on June 20, 2017 and such filing, in an amount up to $25,000.